UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the Month of March 2026

Commission File Number 001-35948

Kamada Ltd.
(Translation of registrant’s name into English)

2 Holzman Street
Science Park, P.O. Box 4081
Rehovot 7670402
Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Change in Dividend Payment Date to April 7, 2026

On March 11, 2026, Kamada Ltd. (the “Company” or “Kamada”) announced that its Board of Directors declared a cash dividend of $0.25 (approximately NIS 0.77) per share on the Company’s ordinary shares (totaling approximately $14.4 million), in accordance with the Company’s newly adopted annual cash dividend policy. The dividend was originally scheduled to be paid on April 6, 2026, to shareholders of record at the close of business on March 23, 2026.

The Company hereby announces that the dividend payment date has been changed to April 7, 2026. All other terms of the previously announced dividend distribution remain unchanged.

For additional information regarding the cash dividend, see Exhibit 99.1 to the Company’s Form 6-K, furnished to the U.S. Securities and Exchange Commission on March 11, 2026.

Cautionary Note Regarding Forward-Looking Statements

This release includes forward-looking statements within the meaning of Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts and may be identified by words such as “anticipates,” “believes,” “expects,” “intends,” “may,” “plans,” “will,” “would,” or similar expressions. Such statements include, but are not limited to, statements regarding Kamada’s intention to make future payments of an annual cash dividend of at least 50% of its annual net income pursuant to Kamada’s annual cash dividend policy, and expectations regarding the payment of the dividend described herein. Forward-looking statements are based on Kamada’s current knowledge and its present beliefs and expectations regarding possible future events and are subject to risks, uncertainties and assumptions. Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of several factors, including, but not limited to, the Company's financial condition, results of operations, cash flows and liquidity, changes in market conditions, regulatory developments, and the other risks detailed in Kamada’s filings with the U.S. Securities and Exchange Commission (the “SEC”), including those discussed in its most recent Annual Report on Form 20-F and in any subsequent reports on Form 6-K, each of which is on file with or furnished to the SEC and available on the SEC’s website at www.sec.gov. The forward-looking statements made herein speak only as of the date of this announcement, and Kamada undertakes no obligation to publicly update or revise any forward-looking statements to reflect subsequent events or circumstances, except as otherwise required by applicable law.

This Form 6-K is being incorporated by reference into the Registrant’s Form S-8 Registration Statements, File Nos. 333-192720, 333-207933, 333-215983, 333-222891, 333-233267 and 333-265866.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

KAMADA LTD.

Date: March 17, 2026	By:	/s/ Nir Livneh
Nir Livneh
Vice President General Counsel and Corporate Secretary

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